================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            REPUBLIC BANCSHARES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

          FLORIDA                                      59-3347653
          -------                                      ----------
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                111 SECOND AVENUE N.E., ST. PETERSBURG, FL 33701
                                  727.823.7300
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  SAME AS ABOVE
             (NAME ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM    AMOUNT OF
             TITLE OF EACH CLASS OF               AMOUNT TO BE    OFFERING PRICE        AGGREGATE      REGISTRATION
          SECURITIES TO BE REGISTERED              REGISTERED      PER UNIT(1)      OFFERING PRICE(1)      FEE
--------------------------------------------------------------------------------------------------------------------
7.0% CONVERTIBLE SUBORDINATED DEBENTURES DUE      $15,000,000          100%            $15,000,000        $1,380
2011
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE $2.00 PER SHARE               961,538(2)       N/A                     N/A           N/A(3)
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2) This number represents the number of shares of common stock, par value $2.00 per share, as are initially issuable upon conversion of the 7.0% convertible subordinated debentures due 2011 and, pursuant to Rule 416 under the Securities Act of 1933, such additional indeterminate number of shares of common stock as may become issuable upon conversion of the debentures being registered hereunder by reason of adjustment of the conversion price.

(3) Pursuant to Rule 457(i) under the Securities Act of 1933, there is no filing fee with respect to the shares of common stock issuable upon conversion of the debentures because no additional consideration will be received in connection with the exercise of the conversion privilege.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


           PROSPECTUS, SUBJECT TO COMPLETION, DATED DECEMBER 5, 2002

                           REPUBLIC BANCSHARES, INC.

                                 $15,000,000 OF
                7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2011

                     --------------------------------------

This prospectus relates to $15,000,000 aggregate principal amount of our 7% convertible subordinated debentures due 2011, and the shares of our common stock issuable upon conversion of the debentures. The debentures and the common stock that are offered for resale in this prospectus are offered for the accounts of their holders. The debentures were initially acquired from us in May 2001 by certain investors in a private placement offering.

The debentures are convertible, at the holder's option, into shares of common stock at a conversion price of $15.60 per share at any time prior to maturity, unless previously redeemed or repurchased. This conversion price is subject to adjustment under the terms of the debentures. Our common stock is quoted on the Nasdaq National Market under the symbol "REPB." On December 4, 2002, the last reported sale price of our common stock was $19.58 per share.

We pay interest on the debentures on April 1 and October 1 of each year. The first interest payment was made on October 1, 2001. The debentures will mature on April 1, 2011 unless previously redeemed or repurchased.

We may redeem the debentures on or after April 1, 2006, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest. We may also redeem the debentures at any time after April 1, 2003, if the closing price of our common stock for not less than 20 consecutive trading days equals or exceeds 130% of the conversion price then in effect.

The debentures are our general unsecured obligations and are subordinate in right of payment to all of our future senior indebtedness and effectively subordinate in right of payment to all of the indebtedness of our subsidiaries. The indenture governing the debentures does not restrict the incurrence by us of senior indebtedness or other indebtedness. As of September 30, 2002, there was no senior indebtedness outstanding.

We will not receive any of the proceeds from the sale of the debentures or the shares of common stock issuable upon conversion of the debentures by the holders thereof.

                     --------------------------------------

         THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SECURITIES ARE NOT BANK ACCOUNTS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER STATE OR FEDERAL AGENCY.

                     --------------------------------------

                  The date of this prospectus is        , 2002
                                                 -------

                                TABLE OF CONTENTS

                                                                                                                 PAGE
Forward-Looking Statements............................................................................              1
Prospectus Summary....................................................................................              2
Recent Developments...................................................................................              3
Risk Factors..........................................................................................              3
Ratio of Earnings to Fixed Charges....................................................................              8
Use of Proceeds.......................................................................................              9
Description of the Debentures.........................................................................              9
Selling Securityholders...............................................................................             15
Plan of Distribution..................................................................................             17
Legal Matters.........................................................................................             18
Experts...............................................................................................             18
Where You Can Find More Information...................................................................             18
Incorporation by Reference............................................................................             19

                           FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 (the "Securities Act") and section 21E of the Securities Exchange Act of 1934, and are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements) include, but are not limited to, statements regarding future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions and new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements:

     -   The debentures and our common stock are not FDIC-insured Bank deposits;

     - Our ability to pay interest on or to refinance the debentures will be limited by the Bank's ability to provide us with the necessary funds and our ability to obtain funds from other sources;

     -   The debentures may be subordinate to future senior indebtedness;

     - The rights of the holders of the debentures would be subject to any prior security interest in the event of a liquidation, reorganization or insolvency of the Bank;

     - Our estimates of the value of mortgage related trading assets and loan servicing rights may be inaccurate and result in a charge to earnings;

     - Loan loss allowances may not be adequate to fully cover losses on loans;

     - Our current level of nonperforming assets is significantly above that of other comparable commercial banks;

     - Approximately 15% of our loan portfolio is comprised of loans outside our market area;

     - Most of our loans are secured by real estate, a majority of which is located in Florida;

     -   Future economic growth may be more moderate;

     - Our success depends upon our attracting and retaining management and key personnel;

     -   Changes in interest rates could reduce our future earnings;

     - Our future operations could be negatively impacted by new or different government regulations;

     - Our principal shareholder is capable of exerting a controlling influence over our policies and management and has engaged, and may continue to engage in, related party transactions with us; and

     - We face increasing competition from other providers of financial services.

All forward-looking statements included in this prospectus are made only as of the date issued and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which we hereafter become aware of.

                               PROSPECTUS SUMMARY

         As used in this prospectus, unless the context otherwise requires, "we," "us," "our," "Company" or "Republic" refers to Republic Bancshares, Inc., the issuer of the debentures and the common stock, and Republic's subsidiaries. The following summary contains basic information about us. It likely does not contain all the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.

BUSINESS OF THE COMPANY AND THE BANK

         We are a registered bank holding company whose principal subsidiary is Republic Bank (the "Bank"), a Florida-chartered commercial bank headquartered in St. Petersburg, Florida. We are regulated by the Federal Reserve Board, and the Bank is regulated by the Florida Department of Banking and Finance and the FDIC. The Bank's deposits are insured by the FDIC up to applicable limits, and the Bank is a member of the Federal Home Loan Bank of Atlanta. The Bank provides a broad range of traditional retail and commercial banking services, emphasizing one-to-four family residential, commercial real estate, construction/land development and business lending. We are one of the largest bank holding companies headquartered in Florida with total assets of approximately $2.5 billion, based on data as of September 30, 2002.

         Our principal executive offices are located at 111 Second Avenue N.E., Suite 300, St. Petersburg, Florida, 33701, and our telephone number is (727) 823-7300.

THE DEBENTURES


Securities Offered...........    Up to $15,000,000 aggregate principal amount of
                                 7.0% convertible subordinated debentures due
                                 2011, held by various selling security holders.

                                 961,538 shares of common stock (for resale by selling securityholders after conversion of the debentures), upon conversion of the debentures.

Maturity Date................    April 1, 2011.

Interest Payment Dates.......    April 1 and October 1 of each year, commencing
                                 October 1, 2001.

Conversion Rights............    The debentures are convertible, at the holder's
                                 option, into shares of common stock at any time before the close of business on the business day immediately preceding the maturity date at a conversion price of $15.60 per share. The initial conversion price is equivalent to a conversion rate of 64.1025 shares per $1,000 principal amount of debentures. The conversion price is subject to adjustment in certain circumstances. See "Description of
                                 Debentures--Conversion Rights."

Sinking Fund.................    None.


Optional Redemption..........    We may redeem the debentures at any time on or
                                 after April 1, 2006 at specified prices plus accrued and unpaid interest. We may also redeem the debentures at any time after April 1, 2003, if the closing price of our common stock for not less than 20 consecutive trading days equals or exceeds 130% of the conversion price then in effect.

Ranking......................    The debentures are unsecured and rank junior to
                                 future Senior Indebtedness, as defined in the "Description of Debentures--Subordination" section of this prospectus. The debentures are effectively subordinated to all future indebtedness and other liabilities of our subsidiaries.

                                 As of September 30, 2002, there was no Senior Indebtedness outstanding. The indenture governing these debentures by and between us and U.S. Bank Trust National Association, as trustee, does not restrict our ability to incur additional Senior Indebtedness.

Registration Rights..........    We intend to keep the shelf registration
                                 statement that includes this prospectus
                                 effective until May 8, 2003.

Use of Proceeds..............    We will not receive any proceeds from the sale
                                 by the securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

Trading......................    The debentures are not listed and trade on the
                                 over-the-counter market. The common stock issuable upon conversion of the debentures is listed on the Nasdaq National Market under the symbol "REPB."

Common Stock Issued and
Outstanding..................    11,397,669 shares at September 30, 2002 (1)

-----------------------

(1) Excludes approximately 1,794,862 shares of common stock that would be issued upon conversion of subordinated debt outstanding and 386,796 shares that would be issued upon exercise of outstanding vested stock options.

                              RECENT DEVELOPMENTS

         The Bank was recently named as defendant in a complaint apparently filed on November 20, 2002, in the United States Bankruptcy Court for the Middle District of Florida in Tampa. The Bank has not yet been served with a copy of the complaint but obtained a copy in early December to review.

         The plaintiff is the trustee of three affiliated entities (the "Debtors") that filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on November 21, 2000. Prior to filing for such relief, the Debtors, through lines of credit and other forms of indebtedness, borrowed amounts in excess of $11 million from the Bank. The Bankruptcy Code provides that certain transfers of property by a debtor may be avoided if such transfers were made within the 90 days prior to the Bankruptcy filing and the transfer provides the creditor more than it would have received under Chapter 7 of the Bankruptcy Code. The plaintiff alleges that the Bank received payments in or obtained an interest in approximately $3.5 million of funds and real estate collateral that were avoidable pursuant to the Bankruptcy Code because such events occurred within the 90-day preference period.

         The plaintiff further alleges that after the Debtors had filed for relief under the Bankruptcy Code the Bank received payments or interests in funds and real estate collateral of a value of approximately $806,000 that were not authorized pursuant to the Bankruptcy Code.

         As a result, the plaintiff has requested that the foregoing transfer from the Debtors to the Bank be avoided, that the Bank return such payments and collateral, and any other relief that is appropriate.

         As mentioned, the lawsuit was only recently filed (one day before the applicable statute of limitations) and the Bank is not aware of it being previously approached by the Debtors regarding the issues referenced in the complaint. Often, valid defenses exist to claims of the type mentioned in this lawsuit, such as the creditor contemporaneously providing value to the debtor for the transfers made. The Bank has retained legal counsel to evaluate the lawsuit and underlying facts to determine whether the claims and lawsuit are valid and whether there are any meritorious defenses to those claims. However, as the lawsuit was only recently filed, such counsel has not yet undertaken such evaluation. Therefore, the Bank has not at this point reached any conclusion regarding the validity of such lawsuit. The Bank intends to respond appropriately to the lawsuit and vigorously protect its interests. However, at this time, the Bank cannot conclude whether or not it will prevail in whole or part in such litigation. Accordingly, the lawsuit could result in significant costs and a loss that could have a materially adverse effect on our financial condition and results of operations in the future.

                                  RISK FACTORS

         An investment in our securities involves risk. Before you make a decision to invest in our securities in this offering, you should consider carefully the risk factors outlined below. In addition to the following factors, you should consider the other information contained in this prospectus and the information that we refer you to.

         THE DEBENTURES AND OUR COMMON STOCK ARE NOT FDIC-INSURED BANK DEPOSITS.

         The debentures and shares of our common stock are not deposits, savings accounts or other obligations of the Bank and are not guaranteed by any other entity or us. They will not be insured by the

FDIC or any other governmental agency and may not be used as collateral to secure a loan from us or any of our affiliates. The debentures and our common stock are also subject to investment risks, including possible loss of the principal amount invested.

         OUR ABILITY TO PAY INTEREST ON OR TO REFINANCE THE DEBENTURES WILL BE LIMITED BY THE BANK'S ABILITY TO PROVIDE US WITH THE NECESSARY FUNDS AND OUR ABILITY TO OBTAIN FUNDS FROM OTHER SOURCES.

         We are a bank holding company, and substantially all of our assets are held by the Bank. Our ability to pay interest on or refinance the debentures will depend primarily on the results of operations of our Bank and its ability to provide funds to us and our ability to obtain funds from other sources. The Bank is a separate and distinct legal entity and has no obligation to pay any amounts due under the debentures or to make funds available, whether by dividend, loan or otherwise, for such purpose. In addition, there are various legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. In particular, as a Florida-chartered commercial bank, the Bank is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Florida Department of Banking and Finance is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of a bank's net profits for that year and its retained net profits for the preceding two years. These dividend restrictions under Florida law limited the Bank's ability to pay dividends to us during 2001 and year-to-date 2002. At September 30, 2002, we had a retained net deficit for dividend payment purposes of $3.0 million, which prevents the Bank from making dividend payments to the Company until that deficit is extinguished. Our annual debt service totals approximately $4.7 million per year. At September 30, 2002, we had $9.7 million of unrestricted cash available to meet debt service requirements. In addition to the foregoing limitations, federal bank regulatory authorities have the general authority to prohibit banks from paying dividends if such payments would cause a bank to be undercapitalized or are otherwise considered to be an unsafe or unsound practice, even though state statutes might otherwise permit the payment of dividends. If we are unable to obtain funds from the Bank or from other sources, we may be unable to pay interest on the debentures or refinance them at their maturity.

         THE DEBENTURES MAY BE SUBORDINATE TO FUTURE SENIOR INDEBTEDNESS.

         The debentures are not currently subordinated to any Senior Indebtedness, which is generally defined as any of our indebtedness, whether existing on or created or incurred after the date of issuance of the debentures, which is not expressly by its terms subordinate or pari passu in right of payment to the debentures. The debentures rank senior in right of payment to our outstanding $28.8 million of 9.10% Junior Subordinated debentures and $15.0 million of 7% convertible subordinated debentures due 2014. The indenture does not limit the incurrence of additional indebtedness by us, including Senior Indebtedness, or of additional indebtedness by the Bank or other of our subsidiaries.

         THE RIGHTS OF THE HOLDERS OF THE DEBENTURES WOULD BE SUBJECT TO ANY PRIOR SECURITY INTEREST IN THE EVENT OF A LIQUIDATION, REORGANIZATION OR INSOLVENCY OF THE BANK.

         Because we are a holding company, our rights and the rights of our creditors, including the holders of the debentures, to participate in any distribution of the assets of the Bank (either as a shareholder or as a creditor), upon a liquidation, reorganization or insolvency of the Bank (and the consequent right of the holders of the debentures to participate in those assets) will be subject to the claims of the creditors of the Bank (including depositors in the Bank). If we are a creditor of the Bank, our claims would be subject to any prior security interest in the assets of the Bank and any indebtedness of the Bank senior to us.

         OUR ESTIMATES OF THE VALUE OF MORTGAGE RELATED SECURITIES AND SERVICING RIGHTS MAY BE INACCURATE AND RESULT IN A CHARGE TO EARNINGS.

         Primarily during 1997 and 1998, the Bank recorded gains on sale of loans through securitizations, based in part on the estimated fair value of the residual interests from securitization of High LTV loans and the excess interest-only spread from securitization of first lien mortgage loans and on the estimated fair value of retained mortgage servicing rights related to High LTV loans and first lien residential loans. The Bank utilizes present-value of cash flow techniques to approximate the fair value of these assets.

         In valuing our mortgage-related trading assets and loan servicing rights, which amounted to $8.3 million and $7.3 million, respectively, at September 30, 2002, management has conducted surveys and analyses of current market conditions and analyzed historical data on the underlying loans held as collateral to estimate the future performance of the securities and servicing rights. This information is used in the calculation of a present value of cash flows which is in turn used to establish the value of these assets. That calculation principally includes the following assumptions: (1) the future rate of prepayment; (2) the discount rate used to calculate present value; and (3) the estimate for credit losses on loans sold, if applicable. The prepayment rate used in the valuation process represents management's expectations of future prepayments based on prior observed and future expected loan performance, the type and characteristics of loans in the relevant pool and industry data. The actual rate of prepayment experienced will be affected by a variety of economic and other factors, including changes in prevailing interest rates and the creditworthiness of the borrowers whose loans were included in the securitization. For a further analysis of the valuation techniques, please see
Note 3 to the Consolidated Financial Statements, on pages 51 through 55 of our Annual Report on Form 10-K for the year ended December 31, 2001.

         Although we believe that we have made estimates of the fair values of the residual interest, mortgage servicing rights and excess interest-only spread likely to be realized, the rate of prepayment and the amount of defaults utilized are estimates and actual experience may vary from its estimates. Increases in interest rates or higher levels of future prepayments and defaults on the loans underlying the residual interests, mortgage servicing rights and excess interest-only spread could result in their carrying value falling below their estimated values, thereby requiring a writedown and a resulting charge to earnings in the period of adjustment. We periodically review prepayment and default assumptions in relation to current rates of prepayment and default and, if necessary, reduce the remaining excess interest-only spread, residual interests and mortgage servicing right assets to the net present value of the estimated remaining future net cash flows, resulting in a charge to earnings in the period of adjustment. We are not aware of any active market for the residual interests. We cannot assure you that the residual interests, mortgage servicing and excess interest-only spread assets could in fact be sold at their carrying value, if at all.

         LOAN LOSS ALLOWANCES MAY NOT BE ADEQUATE TO FULLY COVER LOSSES ON
LOANS.

         Industry experience indicates that a portion of the Bank's loans will become delinquent and a portion of the loans will be partially or completely charged-off. Regardless of the underwriting criteria utilized by the Bank, losses may be experienced as a result of various factors beyond the Bank's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. For example, the Bank was recently named as a defendant in a complaint alleging that the Bank received preferential transfers of funds aggregating approximately $4.3 million with respect to a former borrower. (See "Recent Developments") This lawsuit or other loan related claims that may arise from time-to-time could result in significant losses that could have a materially adverse effect on our financial condition and results of operations.

          The Bank's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that would have loan loss potential, delinquency trends, the estimated fair market value of the underlying collateral, current economic conditions, the view of the Bank's regulators, and geographic and industry loan concentration. The balance in the loan loss allowance is meant to be adequate to cover probable and estimable loan losses inherent in the portfolio at a measurement date. We cannot assure you that the allowance will be adequate to cover actual losses that may be realized or that significant additional loan loss provisions will not be required.

         OUR CURRENT LEVEL OF NONPERFORMING ASSETS IS SIGNIFICANTLY ABOVE THAT OF OTHER COMPARABLE COMMERCIAL BANKS.

         Nonperforming assets were $42.2 million or 1.68% of total assets at September 30, 2002. During 2000, we placed into nonperforming status a $15.3 million hotel construction loan in Wilmington, Delaware and a $13.1 million residential development project in Naples, Florida. We acquired title to these two assets and have sold the residential development project in Naples, Florida. Sale efforts are still continuing for the hotel in Wilmington, Delaware.

         Our September 30, 2002 level of non-performing assets was above 0.77% of total assets, which is the average level for all commercial banks with assets between $1.0 billion and $10.0 billion according to the most recent data from the Uniform Performance Banking Report issued by federal bank regulators. We cannot assure you that our ratio of nonperforming assets to total assets will not increase further, particularly if general economic conditions or Florida real estate values deteriorate.

         APPROXIMATELY 15% OF OUR LOAN PORTFOLIO IS COMPRISED OF LOANS OUTSIDE OUR MARKET AREA.

         At September 30, 2002, 14.9% of our loan portfolio was comprised of loans where the location of the borrower or the real estate taken as collateral was outside the state of Florida. The largest segment of this out of state portfolio was comprised of loans or borrowers located in the northeast section of the U.S. which comprised 3.0% of total loans. No other state comprised more than 2% of total loans. Loans outside of a bank's normal market area are more difficult to service and it is more difficult to maintain an adequate borrower relationship. Loans in a delinquent or troubled status are more difficult and costly to monitor. We cannot assure you that the Bank's credit monitoring activities will be able to identify a problem credit, or once identified, that the problem can be satisfactorily resolved, in a timely manner.

         MOST OF OUR LOANS ARE SECURED BY REAL ESTATE, A MAJORITY OF WHICH IS LOCATED IN FLORIDA.

         A significant portion of the Bank's loan portfolio consists of residential mortgage loans and commercial real estate loans. At September 30, 2002, approximately 70.2% of the Bank's loans were secured by first liens on real estate. Loan secured by one-to-four family residential real estate comprised approximately 30.6%, while loans secured by commercial real estate and multifamily residential comprised approximately 39.6%. Further, a substantial portion of the properties securing the Bank's loans are located in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, demographic trends and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing the Bank's loans, increase the level of the Bank's nonperforming loans, require writedowns in the book value of its ORE, and have a material adverse effect on our and the Bank's regulatory capital, business, financial condition and results of operations. In recent years, the Bank has increased its level of construction and commercial real estate loans, which are generally considered to involve a higher degree of credit risk than that for one-to-four family residential mortgage loans.

         FUTURE ECONOMIC GROWTH MAY BE MORE MODERATE.

         In the event of a sustained slow-down in the national or Florida economy, our profitability will be adversely affected. Our loan delinquency trends are favorable but weakness in the economy can affect the ability of borrowers to repay their loans, resulting in increased loan delinquencies. For example, the availability of funds for borrowers to repay commercial business loans often depends substantially on the success of the business itself. An economic downturn may also reduce the amount of customer funds on deposit, can reduce loan demand and could impact branch expansion efforts.

         OUR SUCCESS DEPENDS UPON OUR ATTRACTING AND RETAINING QUALIFIED MANAGEMENT AND KEY PERSONNEL.

         Our management team is comprised of persons with extensive experience in the financial services industry but they are new to Republic Bank. Also, the Bank needs additional personnel to expand its business. Our future success and profitability is substantially dependent upon the management and banking abilities of the Bank's senior management, including William R. Klich, the President and Chief Executive Officer of Republic and the Bank. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that the Bank will be successful in attracting and retaining such personnel. We do not maintain key man life insurance policies on any member of our senior management that would adequately compensate us for loss of services of senior management. No member of senior management has entered into non-competition agreements with us or the Bank. Departures and additions of key personnel may be disruptive to the Bank's business and could have a material adverse effect on our business, financial condition and results of operations.

         CHANGES IN INTEREST RATES COULD REDUCE OUR FUTURE EARNINGS.

         Our profitability is dependent to a large extent on the Bank's net interest income, which is the difference between the Bank's interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels, which are low relative to historical levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. The cumulative one-year gap at September 30, 2002, was a negative $31.1 million, or a negative 1.24% (expressed as a percentage of total assets). Our net interest income sensitivity, assuming a change in market interest rates of either plus or minus 200 basis points, ramped evenly over the twelve month period, was a negative 3.00% change for minus 200 basis points and a negative 0.47% change for plus 200 basis points.

         More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable.

         OUR FUTURE OPERATIONS COULD BE NEGATIVELY IMPACTED BY NEW OR DIFFERENT GOVERNMENT REGULATIONS.

         The Bank is subject to extensive regulation, supervision and examination by the Florida Department of Banking and Finance as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures the Bank's deposits up to applicable limits. As a registered bank holding company, we are regulated by the Federal Reserve. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the federal insurance funds and depositors. Regulatory authorities have been granted extensive discretion and authority in connection with their supervisory and enforcement activities, and regulations have been adopted that have increased capital requirements, commercial bank insurance premiums and administrative, professional and compensation expenses.

         OUR PRINCIPAL SHAREHOLDER IS CAPABLE OF EXERTING A CONTROLLING INFLUENCE OVER OUR POLICIES, AND MANAGEMENT AND HAS ENGAGED, AND IS LIKELY TO CONTINUE TO ENGAGE IN, RELATED PARTY TRANSACTIONS WITH US.

         As of September 30, 2002, our principal shareholder, William R. Hough (and his affiliates and immediate family members) owned shares of our common stock representing approximately 34.7% of the total shares currently eligible to vote. On the basis of such ownership, Mr. Hough will likely be able to direct the affairs of Republic and the Bank. It is reasonable to expect that Mr. Hough will continue to be able to exert a controlling influence over our policies and operations following consummation of the this offering. The Bank and we have engaged in numerous transactions with affiliates of Mr. Hough, and we and the Bank may in the future continue to engage in such transactions. While we believe that our transactions with our affiliates have been on terms no more favorable to them as those that could have been obtained with unaffiliated persons in arm's-length transactions, transactions with affiliates can involve conflicts of interests.

         WE FACE INCREASING COMPETITION FROM OTHER PROVIDERS OF FINANCIAL SERVICES.

         The Bank competes with a host of various types of financial institutions, many of which have substantially greater financial resources than the Bank and, in some cases, operate under fewer regulatory constraints. As the Bank has expanded its retail banking operations to additional markets within Florida, it encountered other larger and well-established financial institutions in those markets. While the Bank believes that it has been able to compete successfully with larger financial institutions in its established geographic and product markets, we cannot assure you that it will be able to compete effectively within its recently expanded markets.

         BECAUSE THERE IS NO CURRENT TRADING MARKET FOR THE DEBENTURES, WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP.

         There is no current established trading market for the debentures and we cannot assure you that a market for the debentures will develop. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market of similar securities and performance or prospects for companies in our industry. We do not intend to list the debentures on any securities exchange or to seek approval for quotation through any automated quotation system.

THERE MAY BE RISKS AND YOUR RECOVERY MAY BE LIMITED AS A RESULT OF OUR PRIOR USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM.

         On April 16, 2002, we dismissed Arthur Andersen LLP as our independent public accountants. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent accountant, including those incorporated herein by reference. Because our former audit partner has left Arthur Andersen LLP, we are not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act after reasonable efforts. Accordingly, investors will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges (1) is as follows:

                                           Nine Months Ended
                                              September 30,                      Years Ended December 31,
                                           -----------------            -----------------------------------------
                                                 2002                   2001     2000    1999      1998      1997
                                                 ----                   ----     ----    ----      ----      ----
Including interest on deposits                   1.13                   .94      .94     1.17       .78      1.22

Excluding interest on deposits (2)               2.28                   .07      .12     3.31      (.77)     4.10

(1)      The ratio of earnings to fixed charges is calculated as follows:

  Net income before income taxes and minority interest + fixed charges - trust preferred dividends - non-cumulative preferred stock dividends
         ---------------------------------------------------------------
      = Fixed charges (total interest expense + trust preferred dividends +
                    non-cumulative preferred stock dividends)

(2) Net loss before income taxes and minority interest plus fixed charges less trust preferred dividends and non-cumulative preferred stock dividends in 1998 was approximately $20,465,000.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by the securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

                          DESCRIPTION OF THE DEBENTURES

         The debentures have been issued under an indenture dated as of May 8, 2001 between Republic Bancshares, Inc. and U. S. Bank Trust National Association, as trustee (the "Trustee"). The following description is only a summary of the material provisions of the indenture and the debentures. We urge you to read the indenture and the debentures in their entirety because they, and not this description, define the rights of holders of the debentures. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the debentures include those stated in the indenture and those made part of the indenture by reference to the Trust indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours," and "Republic" include only Republic Bancshares, Inc. and not its subsidiaries.

GENERAL

         The debentures are general unsecured obligations of Republic, limited to $15.0 million in aggregate principal amount. The debentures are not secured by our assets or otherwise, and do not have the benefit of a sinking fund for the retirement of principal. The debentures are subordinated in right of payment to any Senior Indebtedness (as defined below), which may include obligations to the Bank. The debentures rank senior to our currently outstanding $28.8 million principal amount of 9.10% junior subordinated debentures and senior to our currently outstanding $15.0 million principal amount of 7% convertible subordinated debentures due 2014. We, or any of our subsidiaries, including the Bank, may incur additional debt constituting Senior Indebtedness or indebtedness (as defined in the indenture to include all obligations for borrowed money, capitalized lease obligations, goods, property, services and guaranteed indebtedness, and indebtedness incurred in any acquisition transaction and other indebtedness) that ranks on a par with the debentures. The indenture does not limit the total indebtedness that either we or any of our subsidiaries may incur. The debentures are subordinate to any of our indebtedness whose terms do not state that it is subordinate to or on par with the debentures. Our right to participate in any distribution of assets of any subsidiary, upon its liquidation or reorganization or otherwise (and thus the ability of holders of the debentures to benefit indirectly from any such distribution) is subject to the prior claims of creditors of that subsidiary, including depositors of the Bank.

         The debentures will mature on April 1, 2011, unless redeemed earlier at our option. The debentures commenced bearing interest at 7% per annum commencing on May 1, 2001, and interest thereafter is payable semi-annually in arrears on April 1 and October 1 of each year, to the person in whose name the debenture (or any predecessor debenture) is registered at the close of business on the preceding March 15 or September 15, as the case may be. Interest on the debentures is computed on the basis of a 360-day year, or twelve 30-day months.

         The Trustee serves as debenture registrar and paying agent for the debentures. Principal and interest is payable by check mailed by the Trustee to the person entitled to payment on the interest payment date.

         The debentures are denominated in U.S. dollars, and payments of principal and interest and premium, if any, on the debentures are in U.S. dollars. The debentures are issued only in registered form, without coupons, in denominations of $5,000 and integral multiples thereof, subject to the minimum subscription of $50,000. The debentures may be presented for registration of transfer or exchange, duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the debenture registrar duly executed by the holder thereof or his attorney duly authorized in writing. Money for the payment of principal or interest or premium, if any, on redemption remaining unclaimed for two years will be returned to us at our request. Thereafter, the holders of the debentures may only look to us for such amounts.

         Our primary source of funds for the payment of principal and interest on the debentures are dividends from the Bank. From time to time while the debentures are outstanding, the Bank may be subject to regulatory or contractual constraints that restrict its ability to pay dividends to us.

REDEMPTION OR REPURCHASE OF DEBENTURES

         The debentures are redeemable principally under two different circumstances, at our option, in whole or in part, on not less than 30 days notice, but not more than 60 days prior to the redemption date. Under either circumstance, amounts required to be paid on redemption would include accrued interest to the redemption date.

         First, the debentures are redeemable at any time after April 1, 2006, at the following redemption prices (expressed as percentages of principal amount), when redeemed during the twelve-month periods indicated below:


         April 1 through March 31
         -------         --------
          2006             2007................    106.00%
          2007             2008................    104.50%
          2008             2009................    103.00%
          2009             2010................    101.50%
          2010 and thereafter..................    100.00%

             Second, the debentures may also be redeemed without any payment of premium at any time after April 1, 2003, provided the Closing Price (as defined below) of our common stock for not less than 20 consecutive trading days equals or exceeds 130% of the conversion price then in effect. "Closing Price" means the closing bid price per share of our common stock on the Nasdaq National Market or, if then traded on a national securities exchange, the closing price on that exchange or the highest bid quotation on an automated quotation system, or if our common stock is not then listed on the Nasdaq National Market or on an exchange or included on an automated quotation system, as reported by the National Quotation Bureau, Inc. or similar reporting service.

         We may at any time repurchase debentures at any price in negotiated transactions or the open market, if any, or otherwise. Debentures so purchased by us shall be surrendered to the Trustee for cancellation.

CONVERTIBILITY

         The holder of any debenture has the right, at their option, to convert the principal amount thereof (or any portion thereof in whole multiples of $5,000) into shares of our common stock at a conversion price of $15.60 per share (subject to adjustment as described below), at any time prior to maturity, unless previously redeemed, or in case a debenture has been called for redemption, then with respect to such called debenture, until and including the close of business on the third business day preceding the redemption date. Debentures converted in the absence of a call for the redemption of such debentures shall not be entitled to payment of accrued interest. Debentures converted following a call for redemption of such debentures shall be entitled to the payment of accrued interest. If a debenture that has not been called for redemption is surrendered by a holder for conversion between the record date for the payment of an installment of interest and the next interest payment date, the debenture, when surrendered for conversion, must be accompanied by payment of an amount equal to the interest thereon which the holder on such record date is entitled to receive on the next interest payment date since the holder is not entitled to the payment of accrued interest in connection with the conversion of a debenture that has not been called for redemption. No fractional shares will be issued upon conversion, and in lieu thereof an appropriate amount based upon market prices of our common stock will be paid in cash by us.

ANTI-DILUTION PROVISIONS

         The conversion price of the debentures is subject to adjustment upon the occurrence of certain events, including (1) the payment of a dividend in shares of our common stock to holders of our common stock or a dividend to holders of our common stock payable in shares of some class of our capital stock other than our common stock; (2) the subdivision, combination or reclassification of our outstanding common stock; (3) the distribution to all holders of our common stock of evidences of indebtedness or assets (excluding cash dividends, or cash distributions payable out of retained earnings, or stock dividends) or subscription rights or warrants (other than those referred to above); or (4) the issuance of rights or warrants entitling anyone to subscribe for or to purchase our common stock or securities or instruments convertible into our common stock, in each case at less than current market price (as defined in the indenture) for our common stock. We will not be required to make any adjustments in the conversion price of less than one percent of the conversion price, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

         In case of any reclassification or change of our outstanding common stock (with certain exceptions), or in case of any consolidation or merger of us with or into another person (with certain exceptions), or in case of any transfer or conveyance of our property substantially as an entirety, then the surviving entity will be required to execute and deliver a supplemental indenture providing that the holder of each debenture then outstanding would have the right thereafter to convert that debenture into the kind and amount of securities or property receivable upon the reclassification, change, consolidation, merger, transfer or conveyance by the holder of the number of shares of our common stock into which the debenture could have been converted immediately prior thereto.

SUBORDINATION

         The principal and premium, if any, and interest on the debentures are subordinated and junior in right of payment to the prior payment in full of all of our Senior Indebtedness. The debentures rank on a par with any of our subsequently issued subordinated indebtedness. The debentures are senior to our 9.10% junior subordinated debentures due 2014 issued under an indenture dated July 31, 1997 and our 7% convertible subordinated debentures due 2014 issued under an indenture dated September 17, 1999. "Senior Indebtedness" includes all indebtedness, including our obligations to general creditors, except any particular indebtedness, the instrument creating or evidencing which, or pursuant to which the same is outstanding, expressly provides that such indebtedness shall be subordinate or shall rank pari passu in right of payment to the debentures. Currently, there is no Senior Indebtedness outstanding.

         The indenture does not limit the amount of Senior Indebtedness or other indebtedness, secured or unsecured, that we or any of our subsidiaries may incur. If payments on any Senior Indebtedness have been accelerated, we shall be prohibited from making any payment of principal, premium, if any, or interest on the debentures until payments of the Senior Indebtedness are made or provided for. Upon any distribution of our assets in connection with any dissolution, winding up, liquidation or reorganization of Republic, payment of principal, premium, if any, or interest on the debentures will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of Senior Indebtedness. By reason of such subordination, in the event of a distribution of assets in any such proceeding, certain of our general creditors may recover more, ratably, than holders of the debentures.

COVENANTS

         The indenture contains certain customary covenants found in indentures under the Trust Indenture Act, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the debentures, holding of funds for payments on the debentures in trust, payment by us of taxes and other claims, maintenance by us of our properties and our corporate existence, and delivery of annual certifications to the Trustee.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

         The indenture provides that we cannot declare or pay dividends on, or purchase, redeem or acquire for value our capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to holders of capital stock as such, unless, from and after the date of any such dividend declaration (a "Declaration Date") or the date of any such purchase, redemption, payment or distribution specified above (a "Redemption Date"), we retain cash, cash equivalents (as determined in accordance with generally accepted accounting principles) or marketable securities (with a market value as measured on the applicable Declaration Date or Redemption Date) in an amount sufficient to cover the two consecutive semi-annual interest payments that will be due and payable on the debentures following such Declaration Date or Redemption Date, as the case may be.

         The indenture further provides that the amount of any interest payment made by us with respect to the debentures after any applicable Declaration Date or Redemption Date shall be deducted from the aggregate amount of cash or cash equivalents which we shall be required to retain pursuant to the foregoing provision.

         The indenture does not restrict our sale of additional shares of capital stock or other debt securities. Further, the Bank is not restricted by the indenture from issuing any shares of capital stock or debt securities of the Bank. The indenture, however, does restrict our ability to pledge shares of the capital stock of the Bank to no more than 20% of the outstanding common stock or other equity securities of the Bank.

DEFAULTS AND REMEDIES

         An "Event of Default", as defined in the indenture, includes (1) our failure to pay principal of or premium, if any, on the debentures at maturity or upon redemption (whether or not such payment is prohibited by the subordination provisions), (2) our failure to pay interest on any of the debentures on any Interest Payment Date and such failure continues for a period of 30 days (whether or not such payment is prohibited by the subordination provisions), (3) our failure to comply with any of its other agreements or covenants in, or provisions of, the indenture and such default continues for the period and after the notice specified below, and (4) certain events of bankruptcy.

          A default under clause (3) above is not an Event of Default until the Trustee notifies us in writing, or the holders of at least 25% in principal amount of the debentures then outstanding notify us and the Trustee in writing, of the default, and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested in writing by the holders of at least 25% in principal amount of the debentures then outstanding. Any notice required to be delivered by the Trustee to us shall be given promptly after the Trustee becomes aware of such default or is requested by such holders to deliver such notice.

         The indenture provides that the Trustee will, within 90 days after the occurrence of any default known to it, mail to the holders notice of such default, provided that, except in the case of default in the payment of principal of or interest on any of the debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

         The indenture only permits acceleration of payment of principal of the debentures upon an Event of Default resulting from our failure to pay principal or interest on the debentures or upon certain events of bankruptcy, liquidation or reorganization. If an Event of Default resulting from certain events of bankruptcy shall have occurred and be continuing, the Trustee or the holders of not less than 30% in aggregate principal amount of the debentures then outstanding, by notice in writing to us (and to the Trustee if given by the holders), may declare to be immediately due and payable all unpaid principal of all the debentures. An acceleration and its consequences may be rescinded and past defaults waived by holders of a majority in principal amount of the debentures then outstanding upon conditions provided in the indenture. If other Events of Default under the indenture, including any resulting from our failure to pay principal or interest on the debentures, shall have occurred and be continuing, the Trustee may, in its discretion, proceed to protect and enforce its rights and the rights of the holders by such appropriate judicial proceedings as the Trustee shall deem most effectual under the circumstances.

         No holder of the debentures may pursue any remedy under the indenture unless such holder has previously given us and the Trustee written notice of a continuing Event of Default and unless the holders of at least 30% in principal amount of the debentures then outstanding have requested the Trustee in writing to pursue the remedy and offered the Trustee indemnity satisfactory to the Trustee against loss, liability and expense to be thereby incurred and the Trustee has failed so to act within 60 days after receipt of the same.

         The indenture requires us to file periodic reports no less than annually with the Trustee as to the absence of defaults.

SATISFACTION, DISCHARGE AND DEFEASANCE

         The indenture provides that we will at our option either (a) be deemed to have paid and discharged the entire indebtedness represented by our obligations under the debentures (except for the obligation to pay the principal of, premium, if any, and interest on, the debentures and certain obligations to register the transfer or exchange of the debentures, to replace temporary or mutilated, destroyed, lost or stolen debentures, to maintain an office or agency in respect to the debentures and to hold moneys for payment in trust) ("legal defeasance"), or (b) cease to be under any obligation to comply with certain terms, provisions or conditions of the indenture (those terms, provisions or conditions described in the indenture under "Consolidation, Merger or Sale") or the terms, provisions or conditions of the debentures ("covenant defeasance"), in either case, on the 91st day after: (1) we have paid or caused to be paid all other sums payable with respect to the outstanding debentures and we have delivered to the Trustee a certificate from an authorized officer and an opinion of legal counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all of the outstanding debentures have been complied with; (2) we have deposited or caused to be deposited irrevocably with the Trustee as a trust fund specifically pledged as security for the benefit of the holders of the debentures, (x) dollars in an amount, or (y) U.S. Government Obligations (as defined in the indenture) (which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment of principal, premium, if any, and interest on the outstanding debentures) in an amount, or (z) a combination of (x) and (y), sufficient to pay and discharge each installment of principal of and interest or premium, if any, on the outstanding debentures on the dates such installments of interest or principal or premium, if any, are due; and (3) no Event of Default has occurred and is continuing on the date of such deposit. Among the conditions of our exercising any such option, we are required to deliver to the Trustee an opinion of independent counsel of recognized standing to the effect that the deposit and related defeasance would not cause the holders of the debentures to recognize income, gain or loss for federal income tax purposes and that the holders will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred.

CONSOLIDATION, MERGER OR SALE OF ASSETS

         The indenture provides that we will not merge or consolidate with or sell all or substantially all of our assets to, any entity unless we are the surviving or successor entity in such transaction and, immediately thereafter, are not in default under the indenture or, if we are not the surviving or successor entity, the successor entity expressly assumes our obligations under the indenture and, immediately after such transaction, the successor entity is not in default under the indenture. Any successor entity shall assume by supplemental indenture all of our obligations under the debentures and the indenture and the entity formed by such consolidation or into which we are merged shall succeed to, and be substituted for, and may exercise every right and power, we have under the indenture, and thereafter the predecessor entity shall be relieved of all obligations and covenants under the indenture and the debentures issued thereunder and may thereafter be liquidated and dissolved.

MODIFICATION OF THE INDENTURE

         The indenture provides that Republic and the Trustee may, without the consent of any holders of debentures, enter into supplemental indentures for purposes, among other things, of: (a) evidencing the succession of another entity to us and the assumption by any such successor of our covenants; (b) making any change that does not adversely affect the rights of any holders; or
(c) curing any ambiguity, defect or inconsistency; provided, however, that such action shall not adversely affect the interest of the holders in any material respect.

         Most of the terms of the indenture and the debentures may be modified with the consent of the holders of not less than two-thirds of the principal amount of debentures then outstanding. However, each holder must agree to: (1) an extension of maturity; (2) a reduction in principal amount of or the rate of interest on the debentures; (3) an increase in the conversion price of the debentures; (4) a reduction in the premium, if any, payable upon redemption; or
(5) a reduction in the aforesaid percentages required for modification.

         We may omit in any particular instance to comply with any covenant or condition as set forth in the indenture if before the time for such compliance the holders of not less than two-thirds of the principal amount of debentures then outstanding shall either waive such compliance in such instance or generally waive compliance with such covenant or condition. No such waiver, however, may extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver has become effective, our obligation and the duties of the Trustee in respect of any such covenant will remain in full force and effect. No supplemental indenture will affect the seniority rights of the holders of Senior Indebtedness without the consent of such holders.

REGARDING THE TRUSTEE

         Republic and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of their businesses.

MARKET FOR SECURITIES

         The debentures do not trade on an established trading market. No assurance can be given that an active market for the debentures will develop or, if developed, be maintained. Our common stock is traded on the Nasdaq National Market under the symbol REPB.

REGISTRATION OF THE DEBENTURES

         Pursuant to the terms of the indenture, we filed with the SEC a shelf registration statement on Form S-3 of which this prospectus is a part to cover resales of the debentures and the shares of common stock issuable upon the conversion thereof by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We intend to keep it continuously effective and current until May 8, 2003 with respect to the debentures and the underlying common stock. We will contemporaneously take at our expense those steps necessary to assist holders of the debentures in their compliance with registration or qualification requirements of state securities laws that may be applicable to re-sales of the debentures and such common stock in jurisdictions where the debentures are offered and sold by us.

                             SELLING SECURITYHOLDERS

         The following table sets forth information, as of June 4, 2002 (except as otherwise set forth in the footnotes to the table below), with respect to the selling securityholders and the principal amounts of debentures beneficially owned by each securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures or common stock since the date on which they provided the information regarding their debentures and common stock in transactions exempt from the registration requirements of the Securities Act. The percentage of debentures outstanding beneficially owned by each selling securityholder is based on $15,000,000 aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the debentures are convertible. The number of shares of common stock offered hereby is based on a conversion price of $15.60 per share of common stock. Except as described in the footnotes to the table or elsewhere in this section, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

         The selling securityholders purchased the debentures from us in a private placement offering in May 2001. All of the debentures were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the debentures for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

         Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the debentures, are subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of debentures and the number of shares of common stock into which the notes are convertible may increase or decrease.

                                                Principal Amount of      Common Stock
                                              Debentures Beneficially    Beneficially       Common Stock
      Name of Selling Securityholder           Owned and Offered (1)        Owned           Offered (2)
      ------------------------------          -----------------------   -------------       ------------
Majorie W. Abel IRA                              $     50,000                  --               3,205
Emerson Allsworth                                      50,000                  --               3,205
Galla J. Appla                                         50,000                  --               3,205
William C. Ballard (3)(6)                              50,000              20,200               3,205
George P. Bauer (5)                                   500,000             243,573              32,051
Anne G. Biddle                                         50,000                  --               3,205
The Burton Partnership                              1,500,000             322,600              96,154
Gordon W. Campbell Trust                               50,000                 600               3,205
U.S. Bank, TTEE-Digiorio Corp. Retirement             500,000                  --              32,051
Plan
Emile P. Gagnon Trust                                  50,000                  --               3,205
Michael & Frances Hanners                              50,000                  --               3,205
Geoffrey W. Hill                                      200,000              57,000              12,821
William R. Hough (4)(6)                             3,700,000           4,146,149             237,179
Dr. Susan L. Hough                                    100,000              90,292               6,410
R.K. Johnson                                           50,000                  --               3,205
Kaufmann Family LLC                                 1,000,000                  --              64,103
Keefe Ventures SPV #2 LLC                           4,000,000                  --             256,410
Austin Lamont Marital Trust dtd 5/24/68               100,000             100,000               6.410
Austin Lamont Residuary Trust dtd 5/14/68             100,000             100,000               6,410
Warren Marcus Ass'n., Inc.                             50,000                  --               3,205
James E. McCougald                                    100,000                  --               6,410
Frank I. Mendelblatt                                   50,000               7,600               3,205
Mercantile Bank                                     1,000,000                  --              64,103
Bruce Miller IRA                                      200,000                  --              12,821
Frank L. Morsani                                      250,000                  --              16,026
National Investor Services                            100,000             138,435               6,410
Richard B. Neff                                       100,000                  --               6,410
Price, Hoffman, Stone & Assoc., P.A                    50,000                  --               3,205
Ronald B. Scotson                                     100,000                  --               6,410
Harrison I. Steans (5)                                500,000             223,479              32,051
Strahsmeier Securities Co.                            200,000                  --              12,821
James M. Wohl IRA                                     100,000                  --               6,410
Sydney D.  Wruble                                      50,000                  --               3,205
                                                 ------------        ------------        ------------
     Total                                       $ 15,000,000           5,449,928             961,538
                                                 ============        ============        ============

(1) The amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided to us the information regarding their debentures and common stock.

(2) The amounts indicated represent shares of common stock issuable upon conversion of the debentures.

(3) The number of shares shown in the table are held by Mr. Ballard, a director of Republic since 1999, and include (i) 11,800 shares of common stock, (ii) 8,400 shares subject to options that are exercisable within 60 days of September 30, 2002 and (iii) 3,205 shares of common stock issuable upon conversion of the debentures.

(4) The number of shares shown in the table are held by Mr. Hough, a director of Republic since 1995, and include (i) 3,833,749 shares of common stock, (ii) 7,400 shares subject to options that are exercisable within 60 days of September 30, 2002, (iii) 237,179 shares of common stock issuable upon conversion of the debentures, and (iv) 305,000 shares of common stock issuable upon conversion of subordinated debt. This beneficial ownership does not include 326,223 shares of common stock, including 32,051 issuable upon conversion of subordinated debt, owned by the adult children of Mr. Hough, which holdings are not deemed to be beneficially owned by Mr. Hough under the applicable SEC regulatory definition and as to which Mr. Hough disclaims any beneficial ownership.

(5) The number of shares of common stock beneficially owned shown in the table is based on a Schedule 13 D/A filed with the SEC on July 12, 2002.

(6) See also the section titled "Certain Transactions" in our definitive proxy statement on Schedule 14A which is incorporated by reference herein.

                              PLAN OF DISTRIBUTION

         The debentures and the shares of common stock issuable upon conversion of the debentures are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. The debentures and the shares of common stock issuable upon conversion of the debentures may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the debentures with discounts, concessions or commissions from the selling securityholders and/or the purchasers of the debentures and stock for whom they may act as agent. The selling securityholders and any such brokers, dealers or agents who participate in the distribution of the debentures and common stock may be deemed to be "underwriters," and any profits on the sale of the debentures and common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Section 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934.

         The debentures and underlying common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The debentures and common stock may be sold by one or more of the following methods:

    - a block trade in which the broker or dealer so engaged will attempt to sell the debentures and common stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    -    an exchange distribution in accordance with the rules of such exchange;

    - face-to-face transactions between sellers and purchasers without a broker-dealer;

    -    through the writing of options; and

    -    other transactions.

         At any time a particular offer of the debentures and common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the debentures and common stock. In addition, the debentures and common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

         We intend to keep this prospectus effective until May 8, 2003 with respect to the debentures and the underlying common stock. To our knowledge, currently no plans, arrangements or understandings exist between any selling securityholder and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholder. We cannot assure you that any selling securityholder will sell any or all of the securities offered by it under this prospectus or that any selling securityholder will not transfer, devise or gift such securities by other means not described in this prospectus.

         The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M. That regulation may limit the timing of purchases and sales of any of the debentures and common stock by the selling securityholders and any other participating person. Furthermore, Regulation M of the Securities Exchange Act of 1934 may restrict the ability of any person engaged in the distribution of the debentures and common stock to engage in market-making activities with respect to the particular debentures and common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the debentures and common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and common stock.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and resale by the selling securityholders of the debentures to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

         We will not receive any of the proceeds of the sale of the debentures and underlying common stock covered by this prospectus.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for us by Holland & Knight LLP, Tampa, Florida.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Selling securityholders may read and copy these reports, proxy statements and other information:

    - At the Public Reference Room of the SEC, Room 1024 - Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

    - At the public reference facilities at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

    - At the offices of the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

    - From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

         Some locations may charge prescribed rates or modest fees for copies. For more information on the SEC public reference rooms, please call the SEC at 1-800-SEC-0330. You can also obtain information on the Bank, our principal subsidiary, from the FDIC's Internet site at http://www.fdic.gov and from the Bank's Internet site at http://www.republicbankfl.com.

         We have filed with the SEC a registration statement on Form S-3 under the Act with respect to the securities offered under this prospectus. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. Additional information may be obtained from the locations described above. Statements contained in the prospectus concerning the contents of any other document are not necessarily complete, and in each instance, we have filed copies of these documents with the SEC as an exhibit to the registration statement. You should refer to the applicable documents for all the details.

                           INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus as if fully included in this document. Further, later information that we file with the SEC after the date of this prospectus will automatically update and supercede the information contained in or referenced in this document. This prospectus is part of the registration statement that we filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as amended:

    - Current Reports on Form 8-K, filed with the SEC on April 23, 2002 and June 14, 2002;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002, filed with the SEC on May 3, 2002, August 14, and November 12, 2002, respectively;

    - Definitive proxy statement on Schedule 14A, filed with the SEC on March 8, 2002;

    - Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 8, 2002; and

    - The description of Republic's common stock contained in Amendment No. 1 to Republic's registration statement on Form 8-A filed with the SEC on July 16, 1997.

         You may request a copy of these filings, at no cost, by writing to us at the following address: Republic Bancshares, Inc., Attention: Secretary, 111 Second Avenue, N.E., Suite 300, St. Petersburg, Florida 33701 or by telephoning us at (727) 823-7300. Exhibits to these filings will not be provided unless the exhibits requested are specifically incorporated by reference into the document that this prospectus incorporates by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by the undersigned Company (the "Company").

Securities and Exchange Commission registration fee.............        $1,380
Printing and engraving expenses.................................       *$
Accounting fees and expenses....................................       *$
Legal fees and expenses.........................................       *$
Trustee fees and expenses.......................................       *$
Miscellaneous...................................................       *$
     Total .....................................................       *$



* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission (the "SEC") such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         The Florida Business Corporation Act ("FBCA") grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. The FBCA permits a Florida corporation, with the approval of its shareholders, to include within its articles of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its shareholders for monetary damages resulting from certain breaches of the directors' fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by shareholders of the corporation.

         The Company's Bylaws essentially provide that the Company will indemnify its officers, directors, employees and agents to the full extent permitted by the FBCA. Under the FBCA, other than in actions brought by or in the right of the Company, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of the Company, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to the Company, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection with the action.

         The Company's Bylaws also provide that a director of the Company will have no indemnification rights for liability for: (i) willful misconduct or a conscious disregard for the best interests of the Company or its stockholders;
(ii) acts or omissions constituting a violation of criminal law; (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

         Expenses, including attorneys' fees, incurred by a Company director or officer in defending a civil or criminal action, suit or proceeding must be paid by the Company in advance of the final disposition of the action upon receipt of an undertaking by the director or officer to repay such amounts if he is ultimately found not to be entitled to indemnification by the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)   Exhibits


Exhibit No.          Description
-----------          -----------
   4.1               Form of 7% convertible subordinated debenture (included in Exhibit 4.2)
   4.2               Indenture dated as of May 8, 2001 among the Company and U.S. Trust Bank National  Association, as Trustee, including the form of 7% convertible subordinated debenture
   4.3               Specimen Stock Certificate (1)
   5.1               Opinion of Holland & Knight LLP
   12.1              Statement Regarding Computation of Ratios of Earnings to Fixed Charges
   23.1              Consent of Holland & Knight LLP (contained in Exhibit 5.1)
   24.1              Powers of Attorney (set forth on the signature page of this registration statement)
   25.1              Statement of Eligibility of Trustee on Form T-1


(1) Incorporated by reference to the Company's Registration Statement on Form S-4, filed with the SEC on December 28, 1995

ITEM 17. UNDERTAKINGS.

(a)      The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and
                           (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to
                           Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
         Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to its articles of incorporation, bylaws, by agreement or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The Company hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act of 1939.

                                   SIGNATURES


Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, we have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      REPUBLIC BANCSHARES, INC.




                                      By:  /s/ William R. Klich
                                           -------------------------------------
                                           William R. Klich
                                           President and Chief Executive Officer


                                      Date: December 5, 2002

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints William R. Klich and William R. Falzone, and each of them, as his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

SIGNATURE                                  DATE                      TITLE
---------                                  ----                      -----
 /s/ William R. Klich                     12/5/02        President, and Chief Executive
-------------------------                ---------       Officer (principal executive officer)
William R. Klich

/s/ William R. Falzone                    12/5/02        Treasurer (principal financial and
-------------------------                ---------       accounting officer)
William R. Falzone

/s/ William C. Ballard                    12/5/02        Director
-------------------------                ---------
William C. Ballard

/s/ Marla M. Hough                        12/5/02        Director
-------------------------                ---------
Marla M. Hough

/s/ William R. Hough                      12/5/02        Director
-------------------------                ---------
William R. Hough

/s/ Alfred T. May                         12/5/02        Director
-------------------------                ---------
Alfred T. May

/s/ William J. Morrison                   12/5/02        Director
-------------------------                ---------
William J. Morrison

/s/ Adelaide A. Sink                      12/5/02        Director
-------------------------                ---------
Adelaide A. Sink

/s/ Charles J. Thayer                     12/5/02        Director
-------------------------                ---------
Charles J. Thayer

                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------
   4.1               Form of 7% convertible subordinated debenture (included in Exhibit 4.2)
   4.2               Indenture dated as of May 8, 2001 among the Company and U.S. Trust Bank National  Association, as Trustee, including the form of 7% convertible subordinated debenture
   4.3               Specimen Stock Certificate (1)
   5.1               Opinion of Holland & Knight LLP
   12.1              Statement Regarding Computation of Ratios of Earnings to Fixed Charges
   23.1              Consent of Holland & Knight LLP (contained in Exhibit 5.1)
   24.1              Powers of Attorney (set forth on the signature page of this registration statement)
   25.1              Statement of Eligibility of Trustee on Form T-1


(1) Incorporated by reference to the Company's Registration Statement on Form S-4, filed with the SEC on December 28, 1995